UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact April | 2026

Issuance of Subscription Warrants

Azul confirms issuance of subscription warrants approved in the context of the Chapter 11 Plan

São Paulo, April 15, 2026 – Azul S.A. (B3: AZUL53, OTC: AZLUY) (“Azul” or “Company”), in compliance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44, of August 23, 2021 (“CVM Resolution 44”), and of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporations Law ”), in furtherance to the material fact disclosed on February 19, 2026 (“Material Fact”), the Company informs its shareholders and the market in general that, on April 14, 2026, the Company’s Board of Directors ratified the final number of warrants to subscribe for common shares of the Company (“Subscription Warrants”) to be issued, the issuance of which was previously approved by the Company’s Board of Directors on February 19, 2026 (the “Issuance Board Approval”).

As approved by the Company’s Board of Directors, after verifying the result of the exercise of preemptive rights by the Company’s eligible shareholders, pursuant to article 171, paragraph 3, of the Brazilian Corporations Law and also taking into account the provisions of the Company’s Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Chapter 11 Plan”), the Subscription Warrants will be issued in the following total quantities:

Subscription Warrants – Series 1 (B3: AZUL11): 4,814,058,346,854 subscription warrants

Subscription Warrants – Series 2 (B3: AZUL13): 886,294,565,016 subscription warrants

Subscription Warrants – Series 3 (B3: AZUL15): 1,203,415,375,755 subscription warrants

As a result, the Subscription Warrants will begin to be traded as of April 20, 2026.

Pursuant to applicable law, the Company’s shareholders had preemptive rights to subscribe for the Subscription Warrants, except that, as acknowledged in the Issuance Board Approval and Material Fact, the investors subject to the Chapter 11 Plan were prevented from exercising the preemptive rights in the subscription of the Subscription Warrants, including from trading the related subscription rights.

As a result of such restrictions, previously and duly disclosed and expressly referenced in the Issuance Board Approval and the Material Fact, the preemptive rights that were not permitted to have been traded and/or exercised by their holders have been disregarded by the Company. Accordingly, the Company has requested B3 S.A. - Brasil, Bolsa, Balcão (“B3”), in relation to exercises of the preemptive rights within the B3 environment, to: (i) cancel the Subscription Warrants credited to investors subject to the aforementioned restrictions, as well as those acquired by third parties in the secondary market that were subject to such restrictions; and (ii) reimburse any amounts paid as a result of the exercise of such restricted rights, to be credited directly to the accounts indicated by the respective investors with their brokers until April 17, 2026.

Additionally, for investors that acquired subscription rights in the secondary market and whose exercise was disregarded due to the restrictions described above, the Company will assist such investors in the reimbursement process of the amounts disbursed for the acquisition of such rights. For this purpose, such investors can contact the Company through the following email address: bs@voeazul.com.br. The Company will engage an external paying agent to facilitate the execution of the applicable reimbursements, provided that any formal communication on the matter must be made through the email address indicated above. In order for a reimbursement request to be assessed and processed, each interested investor must send an email to the address above including the following information: (i) full name or corporate name, including CPF or CNPJ number; (ii) the number of rights acquired that were disregarded pursuant to the restrictions under the Chapter 11 Plan; (iii) proof of the amount paid for the acquisition of such disregarded rights; (iv) the date, trading session, and brokerage firm through which the rights were acquired; and (v) the account details to which the reimbursement should be made, if applicable.

Material Fact April | 2026

The remaining subscription rights traded and/or exercised that are not subject to the restrictions of the Chapter 11 Plan are not subject to the procedure described above and, as previously mentioned, the Subscription Warrants resulting from the exercise of such rights may be traded as of April 20, 2026.

The Company remains available to shareholders for additional clarifications, which may be requested through the usual customer service channels.

About Azul

Azul S.A. (B3: AZUL53; OTC: AZLUY), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact

Investor Relations	Press Relations
Tel: +55 11 4831 2880	Tel: +55 11 98196-1035
invest@voeazul.com.br	imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 15, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer